GORDON & SILVER, LTD.

GERALD M. GORDON JEFFREY A. SILVER BRADLEY J. RICHARDSON JOSEPH S. KISTLER WILLIAM M. NOALL ERIC R. OLSEN	THOMAS H. FELL RICHARD L. GALIN KATHRYN GRAITGE NOALL BRIGID M. HIGGINS ERIKA PIKE TURNER GREGORY E. GARMAN	ATTORNEYS AT LAW NINTH FLOOR 3960 HOWARD HUGHES PARKWAY LAS VEGAS, NEVADA 89109-5978	STEVEN J. OSHINS OF COUNSEL SHAUNA S. BRENNAN OF COUNSEL

KRISTIN GENC MATTHEW C. ZIRZOW ELDA M. LUNA LOUIS V. CSOKA LEE I. IGLODY JOSEPH T. KOZLOWSKI	TALITHA B. GRAY JOEL Z. SCHWARZ LEIGH C. DAVIS KAREN L. HANKS KONRAD PILATOWICZ	(702) 796-5555 FAX (702) 369-2666 www.gordonsilver.com	LAURA C. RODRIGUEZ OF COUNSEL CHRISTINE A. BRICKER OF COUNSEL (LICENSED ONLY IN OHIO)

June 16, 2006

VIA FAX AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Jeffrey A. Shady

Re: Riviera Holdings Corporation/Schedule 14A/File No. 0-21430

Dear Mr. Shady:

On behalf of our client, Riviera Holdings Corporation (the “Company”), we are providing this letter as a supplement to our June 1, 2006 letter and the June 13, 2006 telephone conference among you and Pamela Carmody of the Securities and Exchange Commission (the “Commission”); Tullio Marchionne, General Counsel of the Company; Mark Roppel and Jeffrey Legault of Cadwalader, Wickersham & Taft, LLP, counsel to Riv Acquisition Holdings Inc. (“RAHI”); and me (the “Telephone Conference”).

As Ms. Carmody requested, this letter will confirm or elaborate on certain matters that the Company’s and RAHI’s respective counsel discussed in the Telephone Conference concerning (i) events and circumstances that preceded the Company’s and RAHI’s entry into the April 5, 2006 Agreement and Plan of Merger (the “Merger Agreement”) and (ii) gaming law issues that the Company believes are highly relevant to its position that neither RAHI nor the shareholders and affiliates of RAHI (together with RAHI, the “RAHI Parties”) control the Company (as “control” is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as “control” is used in the definition of “affiliate” in Rule 13e-3 under the Exchange Act (“Rule 13e-3”)). Each of those subjects is discussed separately herein, following a discussion of certain other key points immediately below.

Certain Key Points

At the outset of this discussion, we want to highlight the following points that help to demonstrate that (i) the Merger Agreement resulted from the RAHI Parties’ emergence as the highest bidder after extensive efforts by the Company to find a credible buyer who would pay the highest

GORDON & SILVER, LTD.

ATTORNEYS AT LAW

United States Securities and Exchange Commission

June 16, 2006

price, and not from any pre-existing relationship between the RAHI Parties and the Company or its management, and (ii) the RAHI Parties have not been in a position to exercise control over the Company at any time:

•	when the Company announced its process of exploring strategic alternatives in February 2005, there was no affiliation or other relationship between the RAHI Parties and the Company or its management;

•	the Company commenced the solicitation of 103 potential purchasers in May 2005, and it was not until September 2005 that the RAHI Parties came forward with a purchase proposal that the Company viewed more favorably than the proposals made by any of the other potential purchasers who expressed an interest in the Company;

•	except for the evaluation of the RAHI Parties’ bid for the Company and the related Merger Agreement negotiations, no members of the Company’s management had any dealings with the RAHI Parties until the RAHI Parties began private negotiations with William L. Westerman, the Company’s Chairman of the Board and Chief Executive Officer, in late November 2005 for the purchase of his shares of Company stock after the Company terminated its negotiations with the RAHI Parties on the grounds that their proposed price was inadequate;

•	neither Mr. Westerman nor any other current directors or officers of the Company will hold a direct or indirect equity interest in the Company or RAHI following consummation of the merger pursuant to the Merger Agreement (the “Merger”);

•	Mr. Westerman has informed the Company that he has no material interest in the transactions contemplated by the Merger Agreement except for those interests described in “The Merger (Proposal No. 1) – Interests of Certain Persons in the Merger” section of the Company’s preliminary proxy statement filed with the Commission on May 19, 2006 (the “Proxy Statement”);

•	pursuant to the Merger Agreement, the RAHI Parties can require Mr. Westerman to resign upon the effectiveness of the Merger, subject only to the severance compensation provisions that have been in his employment agreement since 2003 or earlier, and there is no commitment for Mr. Westerman to remain with the Company following the Merger;

•	under the December 22, 2005 Stock Purchase Agreement between Mr. Westerman and the RAHI Parties (the “Westerman Agreement”), Mr. Westerman’s grant of a voting proxy in favor of the RAHI Parties’ acquisition of control of the Company was conditioned upon approval by the Company’s board of directors (the “Board”) of such an acquisition of control, and the proxy will be revoked if the Company receives a topping bid that results in the Board’s withdrawal of its support for the Merger Agreement;

•	at no time have the RAHI Parties had a nominee or representative on the Board or any other means of exerting control over the management or policies of the Company;

•	at all relevant times through the present, the RAHI Parties have been precluded from acquiring ownership of more than 10% of the Company’s outstanding stock (“10% Ownership”), and they will continue to be precluded from acquiring 10% Ownership until the Merger can be consummated, due to requirements for (i) Board approval under Nevada’s business combination law and the Company’s articles of incorporation (which approval was not granted until approximately 3-1/2 months after the date of the Westerman Agreement and was conditioned upon entry into the Merger Agreement) and (ii) Nevada Gaming Commission (“NGC”) approval (which approval is not expected until the first half of 2007 and is a prerequisite for consummation of the Merger); and

•	the investing public appears to have viewed the Westerman Agreement, the Company’s subsequent resumption of merger negotiations with the RAHI Parties and the Merger Agreement as heightening, rather than chilling, the prospects for topping bids, as demonstrated by the increase in the trading price of the Company’s stock following public disclosure of each of those three events (see the table on page 27 of the Proxy Statement).

GORDON & SILVER, LTD.

ATTORNEYS AT LAW

United States Securities and Exchange Commission

June 16, 2006

Events and Circumstances Preceding the Merger Agreement

In early 2005 the Company, with the assistance of its financial advisor, embarked on a multi-stage process that was designed to find a purchaser who would pay the highest price for the Company and could demonstrate its ability to consummate the acquisition. Pursuant to that process, on May 2, 2005, the Company (through its financial advisor) commenced the solicitation of 103 parties who were viewed as potential purchasers. A detailed description of that process, which continued for several months after this initial solicitation, appears in “The Merger (Proposal No.1) – Background of the Merger Agreement” section of the Proxy Statement.

After the initial 103 contacts, the Company entered into confidentiality agreements with 35 of the contacted parties and distributed to them an information memorandum and bidding process letter. Thereafter, the Company received from 11 of those 35 parties expressions of interest in an acquisition of the Company. After further reviews, negotiations and other discussions, on September 7, 2005, the Company received a $23.00 per share acquisition proposal from certain of the RAHI Parties who are defined in the Proxy Statement and referred to below as the “Buyers.”

Eventually, the Company concluded that the Buyers’ $23.00 per share proposal was superior to the other expressions of interest that the Company had received in the solicitation and bidding process. Accordingly, on October 4, 2005, the Company and the Buyers entered into an exclusivity arrangement, with the objective of entering into a definitive agreement for the Buyers’ acquisition of the entire Company at $23.00 per share.

As discussed in the Telephone Conference and in the Proxy Statement, shortly before the November 6, 2005 expiration of the Buyers’ exclusivity period, the Buyers substantially reduced their proposed acquisition price. That, in turn, led to the Company’s decision on November 7, 2005 to reject the Buyers’ acquisition proposal and terminate the Company’s entire process for seeking a purchaser.

On November 8, 2005, the Company publicly reported the termination of that process, but also reported that it would continue to consider appropriate strategic opportunities if and when they arise. At that point, the Company had no plans for further discussions with any RAHI Parties concerning their possible acquisition of the Company.

On or about December 7, 2005, however, the Company was informed that the RAHI Parties were separately negotiating with Mr. Westerman for the purchase of all or substantially all of his shares of Company stock at $15.00 per share. This occurred through Mr. Westerman’s circulation to Company representatives of a term sheet that he and the RAHI Parties had been

GORDON & SILVER, LTD.

ATTORNEYS AT LAW

United States Securities and Exchange Commission

June 16, 2006

negotiating. Included in that term sheet were statements that the RAHI Parties “are prepared to enter into a transaction to acquire the entire Company as soon as practicable” and Mr. Westerman would “work to create a vacancy on the Board and to propose to the Board a nominee of the . . . [RAHI Parties] as a candidate to fill such vacancy.” When Mr. Westerman circulated the term sheet, the Company understood that he was doing so for informational purposes, and not to seek the Company’s approval or participation in the negotiations.

Thereafter, but before Mr. Westerman and the RAHI Parties executed the Westerman Agreement on December 22, 2005, Mr. Westerman circulated to the Company a draft of the Westerman Agreement for the Company’s review of whether anything in the document disclosed nonpublic information about the Company or improperly impacted on the Company’s corporate governance. That review was satisfactorily completed without the Company’s involvement in any negotiations with the RAHI Parties. In the course of reviewing the draft, the Company noted that the draft expressed the RAHI Parties’ intention to seek (i) a resumption of acquisition discussions with the Company at a price of not less than $15.00 per share and (ii) appointment to the Board of a candidate nominated by the RAHI Parties. The Company, though, was not asked to indicate, and did not indicate, whether it would agree to either of those actions. (Later, the Company declined to appoint a nominee of the RAHI Parties to the Board.)

On December 27 and 28, 2005, Mr. Westerman and the RAHI Parties made their respective Exchange Act filings with the Commission to report the Westerman Agreement (the “Westerman Filings”). The Westerman Filings (which contained the Westerman Agreement as an exhibit) publicly reported, among other things, the RAHI Parties’ intention to enter into negotiations with the Company to acquire control of the Company at a price of not less than $15.00 per share.

It was not until January 30, 2006 that the Company first met with the RAHI Parties, pursuant to their request, to resume acquisition negotiations. (In the meantime, on January 8, 2006, the RAHI Parties purchased one million shares from Mr. Westerman at $15.00 per share pursuant to the Westerman Agreement.) Between the time of the Westerman Filings and the January 30 meeting, the Company received no other acquisition proposals, despite the disclosures in the Westerman Filings about the RAHI Parties’ acquisition intent. At the meeting, the RAHI Parties again proposed to acquire the Company at $15.00 per share, the price which the Company had rejected on November 7, 2005.

Between January 18 and March 6, 2006, the Company’s Negotiating Committee, which consisted of all directors except Mr. Westerman, held 11 meetings concerning the anticipated proposal and the actual proposal by the RAHI Parties to acquire the Company. During this period, the Company informed the RAHI Parties that it considered $15.00 per share to be inadequate, just as it considered that price to be inadequate when the prior negotiations ended on November 7, 2005.

GORDON & SILVER, LTD.

ATTORNEYS AT LAW

United States Securities and Exchange Commission

June 16, 2006

Eventually, the RAHI Parties raised their price to $16.00 per share, which the Company also rejected as inadequate. That rejection resulted in the termination of negotiations, which the RAHI Parties publicly reported on March 3, 2006 and the Company publicly reported on March 8, 2006. Also at that time, the Company dissolved its Negotiating Committee, due to the lack of any other acquisition proposals to consider.

Thereafter, the trading price of the Company’s stock on the American Stock Exchange (“Amex”) began to decline, reaching a low of $13.80 on March 14, 2006, and the Company remained without any other acquisition offers or credible indications of interest in an acquisition.

On March 17, 2006, a representative of one of the RAHI Parties and a former member of the Company’s Negotiating Committee informally discussed the possibility of a new, $17.00 per share acquisition offer by the RAHI Parties. Those discussions were then reported back to the RAHI Parties and the Company, and on March 21, 2006, the parties decided to resume acquisition discussions at that price. On that date, the closing price of the Company’s stock on Amex was $15.18.

On March 23, 2006, the Company publicly reported the resumption of discussions with the RAHI Parties at $17.00 per share. From that date through April 5, 2006 when the parties executed the Merger Agreement, the Company received no other credible acquisition offers or credible indications of interest. Since April 5, 2006, that situation has not changed.

Taking into account the events and circumstances reported above in this section and in “Certain Key Points,” together with the matters reported in our June 1, 2006 letter, the Telephone Conference and the Proxy Statement, the Company does not believe there is a reasonable basis to characterize the RAHI Parties as affiliates of the Company or to characterize the Merger as a “going private” transaction for purposes of Rule 13e-3.

Nevada Gaming Law Issues

Under regulations promulgated by the NGC, the RAHI Parties are prohibited from acquiring direct or indirect control of the Company without the NGC’s prior approval. Specifically, NGC Regulation 16.200 (“Regulation 16.200”) provides, in pertinent part, that “a person shall not acquire control of a publicly traded corporation which is an affiliated company, without the prior approval of the … [NGC].”

Under the definitions of “publicly traded corporation” and “affiliated company” in Sections 463.487 and 463.4825 of the Nevada Revised Statutes, the Company, as an Exchange Act-reporting company and as the parent company of Riviera Operating Corporation (“ROC”), is clearly a “publicly traded corporation which is an affiliated company” under Regulation 16.200. (ROC is the Company’s NGC-licensed subsidiary that owns the Riviera Hotel and Casino in Las Vegas and conducts gaming operations there.)

GORDON & SILVER, LTD.

ATTORNEYS AT LAW

United States Securities and Exchange Commission

June 16, 2006

“Control,” as used in Regulation 16.200, is defined in NGC Regulation 16.010 (3) as follows: “‘Control,’ when used as a noun, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, and when used as a verb, means to possess, directly or indirectly, such power.” This definition is almost identical to the Exchange Act Rule 12b-2 definition of control, which forms the basis for the definition of “affiliate” in Rule 13e-3.

The prior approval of the NGC that is required under Regulation 16.200 for the RAHI Parties to acquire control of the Company is substantially the same as the prior approval that is required to consummate the Merger. That approval is not expected until the first half of 2007. In the meantime, the Company has been conducting itself, and intends to continue conducting itself, in a manner that fully complies with the wording and spirit of Regulation 16.200. To do otherwise would subject the Company to, among other sanctions, loss of its operating subsidiary’s Nevada gaming license.

The RAHI Parties are also fully aware of the Nevada gaming law prohibitions against acquiring control of the Company prior to approval by the NGC. As the RAHI Parties’ counsel explained in the Telephone Conference, the Westerman Agreement was carefully structured so as not to result in, or create an inference of, the RAHI Parties’ acquisition of control of the Company at any time prior to approval by the NGC. Similarly, the Merger Agreement was carefully negotiated and drafted so as not to provide for any pre-Merger rights of the RAHI Parties or pre-Merger obligations of the Company that could be viewed as putting the RAHI Parties in a position of control over the Company.

Whether “control” is analyzed under the Commission’s rules or under Nevada gaming laws and regulations, the definition of that term is virtually the same. The parties have carefully conducted themselves and drafted their agreements in such a manner that the Company believes there is no reasonable basis for characterizing the RAHI Parties as being in control of the Company under either analysis.

Conclusion

The Company believes it would be inaccurate to characterize the RAHI Parties as affiliates of the Company or to characterize the Merger as a “going private transaction” for purposes of Rule 13e-3. Without minimizing the other factors cited in this letter and in our June 1, 2006 letter in support of the Company’s position, the Company emphasizes the following:

(i) the RAHI Parties had no relationship with the Company or its management prior to their participation, along with many other parties, in the Company’s strategic process to find the highest bidder;

(ii) the RAHI Parties do not have a nominee or representative on the Board or any other means of exerting control over the management or policies of the Company;

(iii) the provisions of the Merger Agreement are standard and customary for transactions of this nature between nonaffiliated parties and do not give the RAHI Parties control of the Company prior to consummation of the Merger;

(iv) neither Mr. Westerman nor any other current directors or officers of the Company will hold a direct or indirect equity interest in the Company or the RAHI Parties following consummation of the Merger;

(v) at all relevant times, the RAHI Parties have been precluded from acquiring 10% Ownership and they will continue to be precluded from acquiring 10% Ownership until they obtain the NGC’s approval that is required to consummate the Merger; and

(vi) the RAHI Parties have demonstrated that the Westerman Agreement was carefully structured so that through that agreement, the RAHI Parties could not be characterized as having acquired “control” of the Company as defined in Regulation 16.200, which definition is virtually the same as the definition of “control” in Exchange Act Rule 12b-2.

We hope that this letter, together with the matters discussed in the Telephone Conference and in our June 1, 2006 letter, responds satisfactorily to your questions and comments concerning the Rule 13e-3 issues. In any event, please direct any further comments or questions you may have to me by telephone at (702) 796-5555 or by fax at (702) 369-2666.

GORDON & SILVER, LTD.

ATTORNEYS AT LAW

United States Securities and Exchange Commission

June 16, 2006

Thank you for your attention to this matter. Any expedited review that you could give to this letter would be greatly appreciated by the Company and the RAHI Parties.

Very truly yours,

/s/ Richard L. Galin
Richard L. Galin

cc:	William L. Westerman
Tullio J. Marchionne
Mark A. Roppel
Jeffrey A. Legault